[redacted]

09042559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section SEP 30 2009 Washington, DC 121

SEC FILE NUMBER
8-25132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Corbin Drive, Suite B
(No. and Street)

Darien, (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Schiff 203-662-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027-1442 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

MARION LANICE MILLER
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Euro Pacific Capital, Inc.

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended June 30, 2009

EURO PACIFIC CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS		
Cash in bank	$	1,641,079
Broker clearing account		102,117
Escrow account: Perth Mint		353,866
Commissions receivable		386,232
Prepaid expenses and other assets		164,935
Property and Equipment, at cost, net of accumulated depreciation of $397,302		185,520
Deposits		64,060
TOTAL ASSETS	$	2,897,809
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$	1,571,421
Client purchase deposits		343,249
Pershing - Client Deficit and Unsecured Debits		22,888
Legal Settlement Liability		3,000
TOTAL CURRENT LIABILITIES		1,940,558
Note payable - auto loan		37,660
TOTAL LIABILITIES		1,978,218
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 510 shares		200,510
Additional paid-in capital		121,425
Retained earnings		717,656
Less cost of common stock held in treasury		(120,000)
TOTAL SHAREHOLDER'S EQUITY		919,591
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,897,809

See Accompanying Notes to Financial Statements

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

Board of Directors
Euro Pacific Capital, Inc.
Westport, Connecticut

I have audited the accompanying statement of financial condition Euro Pacific Capital, Inc., as June 30, 2009 and related statements of operations, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Euro Pacific Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Euro Pacific Capital, Inc. as of June 30, 2009 and the statements of operations, cash flows, shareholder's equity, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 25, 2009

EURO PACIFIC CAPITAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2009

REVENUES	
Brokerage revenue	$ 21,251,490
Perth Mint trading revenue	2,669,760
Book royalties	62,588
Private Placement Commission	1,280,516
Other revenue (loss)	(29,288)
Interest and dividends	13,008
TOTAL REVENUE	25,248,074
OPERATING EXPENSES (page 10)	24,686,422
OPERATING INCOME	561,652
Other Expenses - Legal Settlement	(322,891)
NET INCOME BEFORE INCOME TAX	238,761
PROVISION FOR INCOME TAXES	109,150
NET INCOME	$ 129,611

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2009

	Shares Issued		Capital Stock		Additional Paid-In Capital		Treasury Stock		Retained Earnings		Total Shareholder's Equity
Balance, June 30, 2008	610	$	200,510	$	121,425	$	(120,000)	$	598,045	$	799,980
Capital Distribution									(10,000)		(10,000)
Net income									129,611		129,611
Balance, June 30, 2009	610	$	200,510	$	121,425	$	(120,000)	$	717,656	$	919,591

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CASH FLOWS
JUNE 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 129,611
Depreciation and amortization	49,853
Changes in operating assets and liabilities:	
Commissions receivable	1,455,716
Deposits in escrow accounts	340,406
Deposits	(22,459)
Prepaid expenses	(123,132)
Bank overdraft	(67,882)
Accrued expenses	(302,838)
Client purchase deposits	(112,451)
Pershing - Client Deficit and Unsecured Debits	22,888
Legal Settlement Liability	3,000
Due to clearing broker	(202,367)
Pension contributions payable	0
Corporate taxes payable	(50,774)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,119,571
CASH FLOW FOR INVESTING ACTIVITIES	
Purchase of furniture, fixtures and equipment	(51,718)
Leasehold improvement	(17,600)
CASH FLOW FOR INVESTING ACTIVITIES	(69,318)
CASH FLOW FOR FINANCING ACTIVITIES	
Auto loan	(15,864)
Capital Distribution	(10,000)
CASH FLOW FOR FINANCING ACTIVITIES	(25,864)
NET CASH DECREASE	1,024,389
CASH: BEGINNING OF YEAR	616,690
CASH: END OF YEAR	$ 1,641,079
SUPPLEMENTAL DATE:	
Interest paid	$ 1,479
Income taxes paid	$ 208,944

See Accompanying Notes to Financial Statements

Euro Pacific Capital, Inc.
Notes to Financial Statements
June 30, 2009

Note 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Euro Pacific Capital, Inc. (the Company), a California corporation has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) and the National Association of Securities Dealers, Inc. ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than noted in note 2. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards N. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses of benefits are recognized as a result of the changes in the assets and liabilities is based on provisions of enacted federal and state tax laws.

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 5 to 7 years. Leasehold improvements are computed on a straight line method over 31.5 years.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Summary of Significant Accounting Policies (continued)

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

Note 2: CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $353,866 has been segregated in an escrow account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Commission.

Note 3: FIXED ASSETS

Fixed Assets consist of the following:

Furniture and Fixtures	$ 158,623
Computers	288,342
Auto	118,257
Leasehold improvements	17,600
Total	$ 582,822
Less: accumulated depreciation	(397,302)
Net Fixed Assets	$ 185,520

Note 4: INCOME TAXES

The components of the income tax provision are as follows:

	Current
State tax expense	$ 52,983
Federal tax expense	56,167
Total income tax expense	$ 109,150

Euro Pacific Capital, Inc.
Notes to Financial Statements
June 30, 2009

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases facilities in California under a long-term agreement expiring January 31, 2010. The remaining lease obligation through January 31, 2010 is $37,481.

The Company leases offices in various other locations on a short term bases (less than 3 years). Total rental expense for the fiscal year ending June 30, 2009 was $371,821 for all locations.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended June 30, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Legal Proceedings – A claim for common law fraud, breach of fiduciary duty, negligence and breach of contract in connection with brokerage accounts Claimants maintained with the Company has been brought in front of the FINRA Dispute Resolution Board. The Claimants seek compensatory damages or $650,000 and punitive damages of $1,950,000, attorney's fees, costs, and interest. This is an arbitration action commenced before FINRA on July 9, 2009 and will either settle at mediation or go to a final hearing before a FINRA panel of Arbitrators. At this stage, it is uncertain as to the likely outcome or the amount or range of possible loss.

Depending on the amount and the timing, an unfavorable resolution of this matter could materially affect the Company's business, future results of operations, financial position, or cash flows in a particular period.

Fines and settlements – The Company has recently undergone a regular FINRA audit. A number of violations were found, including not processing and resolving customer complaints on a timely basis. The audit was completed subsequent to June 30, 2009, however, no preliminary findings have been issued by FINRA or any proposed fines disclosed.

Note 5: COMMITMENTS AND CONTINGENCIES (continued)

In addition, the Company was audited by the Securities and Business Investments Division, State of Connecticut ("Connecticut"). Connecticut issued a letter stating that the Company was selling foreign securities not on Connecticut's approved list and that sales commissions were paid to sales representatives not registered in the State. In a letter dated May 20, 2009, the Company responded that it had hired a consultant to review this matter and that review procedures for selling foreign securities are tightened and that payments to representatives were discretionary and therefore the Company was not in violation of paying unregistered representatives. To date, no response has been received from the State.

Note 6: CLIENT PURCHASE DEPOSITS

The Company receives payments from clients for the purchase of precious metal certificates. The sale of precious metal certificates is not regulated by the SEC, and the Company is not required to comply with SEC Rule 15c3-3 (K) (2) (B). The funds are deposited into an escrow account pending purchase of the certificate and the offsetting entry is posted to the Client Purchase Deposits account as a liability.

Note 7: PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a qualified plan under IRC section 401a, covering substantially all of its employees. Employees are eligible to participate upon completion of one year and 1000 hours of service within a 12 month period and have attained a minimum age of 18. The Company may make employer contributions to the plan without regard to its net profits for such year as the board may determine in its sole discretion. The employer contribution vests with the employee 100% after 6 years of employment completion, where a 1,000 or more hours of service are completed in each year. No contributions were made during the current year. Expenses incurred for plan administration were $2,614 for the year.

Note 8: 401k PLAN

The Savings Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation. The Company does not make contributions to the plan which was terminated March 17, 2009.

Note 9: NET CAPITAL REQUIREMETS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had a net capital of $497,958, which was $247,958 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($1,978,218) to net capital was 3.97 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

EURO PACIFIC CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2009

Accounting	$	68,756
Advertising		96,874
Automobile		15,901
Business Development		5,933
Clearing charges		2,613,276
Client trading error		22,888
Commissions		5,769,562
Computer supplies and maintenance		439,541
Consulting		412,536
Depreciation and amortization		49,853
Exchange fees		24,952
Insurance		230,022
Interest expense		1,479
Internet expense		41,267
Legal and professional		365,980
Licenses and permits		81,283
Office expense		89,485
Outside services		97,116
Payroll - Processing Fee		7,849
Payroll Tax Expense		494,118
Postage and delivery		105,907
Public relations		6,945
Referral fees		12,940
Regulatory fees		172,047
Rent and utilities		402,555
Repairs and maintenance		3,851
Research		5,506
Salaries and wages		12,694,515
Taxes and licenses		53,469
Telephone		101,180
Trade shows		11,570
Travel and entertainment		139,959
All other expenses		47,307
TOTAL OPERATING EXPENSES	$	24,686,422

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JUNE 30, 2009

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 919,591
Nonallowable assets:	
Prepaid expense and other assets	(164,935)
Property and equipment, net of accumulated depreciation	(185,520)
Deposits	(64,060)
Other non -allowable	(2,118)
Excess fidelity bond deductible	(5,000)
NET CAPITAL	$ 497,958
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 131,947
Minimum dollar net capital required	$ 250,000
Net Capital required (greater of above amounts)	$ 250,000
EXCESS CAPITAL	$ 247,958
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 300,136
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 1,978,218
Aggregate indebtedness to net capital - ratio	3.97 to 1

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 497,963
Audit adjustments:	
Rounding	(5)
Net capital, per audited financial statements	$ 497,958

See Accompanying Notes To Financial Statements

Euro Pacific Capital, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

A computation of reserve requirements is not applicable to Euro Pacific Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (ii).

See independent auditor's report.

Euro Pacific Capital, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of June 30, 2009

Information relating to possession or control requirements is not applicable to Euro Pacific Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (ii).

See independent auditor's report.

Euro Pacific Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2009

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Euro Pacific Capital, Inc.
Westport, Connecticut

In planning and performing my audit of the financial statements and supplemental schedules Euro Pacific Capital, Inc. (the Company) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Euro Pacific Capital, Inc.
Westport, Connecticut

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate on June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 25, 2009